FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: May 19, 2005	By: “Fred George” Fred George President

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614   Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / AMEX:GRS / BSX:GL7

Press Release 10-2005	May 19, 2005

GAMMON LAKE ANNOUNCES APPOINTMENT OF
PATRICK REID TO BOARD OF DIRECTORS

Gammon Lake Resources Inc. (TSX: GAM; AMEX: GRS) is pleased to announce the appointment of Mr. Patrick Reid to its Board of Directors. Mr. Reid is past-President of the Ontario Mining Association (1987-2004), having been associated with the OMA as Executive Director from 1984 to 1987. Mr. Reid brings to the Board more than 20 years of experience as a senior executive in the mining industry. He is recognized within the mining industry at provincial, national and international levels as a leader in industry-wide innovation with a proven ability to engage and motivate industry stakeholders to collaborate in the implementation of change.

During his term as President of the OMA, Mr. Reid led the restructuring of the Association based on Board approved strategic direction to become one of the most active and highly regarded trade associations in Ontario. He became a recognized national and international authority on “financial assurance,” defining and differentiating the respective roles of the mining industry and government in the start-up and closure of mine sites. Mr. Reid was instrumental in establishing “Ontario Mining Week” to raise public, government and industry awareness of the contribution of the mining industry to the daily lives of Ontarians and the prosperity of the Ontario economy.

As former Member of Provincial Parliament for the riding of Rainy River, Ontario (1967-1984), Mr. Reid held various senior positions both within government and for the opposition, including Chairman, Public Accounts Committee; Finance and Revenue Critic for the Official Opposition; Member of the Select Committee on Guidelines for the Ombudsman and Advisor – Canadian Comprehensive Auditing Foundation. He was the first President of the newly constituted Liberal party.

Mr. Reid holds a Bachelor of Arts degree from the University of Manitoba. He is a past member of the Executive Committee of the Toronto Branch of the Canadian Institute of Mining and Metallurgy, and was awarded the CIMM fellowship in 2001 for his outstanding contribution to the Canadian mining industry and the CIMM.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and in the U.S. on the AMEX under the symbol GRS. For additional information please contact:

Bradley H. Langille Chief Executive Officer Gammon Lake Resources Inc. 902-468-0614	Jodi Eye Investor Relations Gammon Lake Resources Inc. 902-468-0614

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Gammon Lake’s Form 40-F as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.